UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)*

Horizon Global Corporation
(Name of Issuer)

Common stock, par value $0.01 per share
(Title of Class of Securities)

44052W104
(CUSIP Number)

John Barrett Corre Partners Management, LLC 12 East 49th Street, 40th Floor, New York, NY 10017 Telephone Number: 646-863-7152
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 27, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

_____________

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	44052W104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Corre Opportunities Qualified Master Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,770,493*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,770,493*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,770,493*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.91%*

14.	TYPE OF REPORTING PERSON

PN

* The number of Shares and the percent of class ownership reported herein includes 2,418,493 Shares and 352,000 Shares issuable upon conversion of certain notes and warrants of the Issuer held by the Reporting Persons.  As further described in Section 6, the notes and warrants held by the Reporting Persons are subject to limitations on the right to convert and exercise, respectively, to the extent that after giving effect to such issuance after conversion or exercise, the Reporting Persons (together with the Reporting Persons’ affiliates), would, when aggregated with all other Shares beneficially owned by such Reporting Persons at such time, beneficially own Shares in excess of 9.99% of the number of Shares outstanding (measured after giving effect to the issuance of Shares issuable upon conversion of the notes or exercise of the warrants, as applicable).

CUSIP No.	44052W104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Corre Partners Advisors, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,794,224*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,794,224*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,794,224*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99%*

14.	TYPE OF REPORTING PERSON

OO

* The number of Shares and the percent of class ownership reported herein includes 2,442,224 Shares and 352,000 Shares issuable upon conversion of certain notes and warrants of the Issuer held by the Reporting Persons.  As further described in Section 6, the notes and warrants held by the Reporting Persons are subject to limitations on the right to convert and exercise, respectively, to the extent that after giving effect to such issuance after conversion or exercise, the Reporting Persons (together with the Reporting Persons’ affiliates), would, when aggregated with all other Shares beneficially owned by such Reporting Persons at such time, beneficially own Shares in excess of 9.99% of the number of Shares outstanding (measured after giving effect to the issuance of Shares issuable upon conversion of the notes or exercise of the warrants, as applicable).

CUSIP No.	44052W104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Corre Partners Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,794,224*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,794,224*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,794,224*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99%*

14.	TYPE OF REPORTING PERSON

IA, OO

* The number of Shares and the percent of class ownership reported herein includes 2,442,224 Shares and 352,000 Shares issuable upon conversion of certain notes and warrants of the Issuer held by the Reporting Persons.  As further described in Section 6, the notes and warrants held by the Reporting Persons are subject to limitations on the right to convert and exercise, respectively, to the extent that after giving effect to such issuance after conversion or exercise, the Reporting Persons (together with the Reporting Persons’ affiliates), would, when aggregated with all other Shares beneficially owned by such Reporting Persons at such time, beneficially own Shares in excess of 9.99% of the number of Shares outstanding (measured after giving effect to the issuance of Shares issuable upon conversion of the notes or exercise of the warrants, as applicable).

CUSIP No.	44052W104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

John Barrett

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,794,224*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,794,224*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,794,224*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99%*

14.	TYPE OF REPORTING PERSON

IN, HC

* The number of Shares and the percent of class ownership reported herein includes 2,442,224 Shares and 352,000 Shares issuable upon conversion of certain notes and warrants of the Issuer held by the Reporting Persons.  As further described in Section 6, the notes and warrants held by the Reporting Persons are subject to limitations on the right to convert and exercise, respectively, to the extent that after giving effect to such issuance after conversion or exercise, the Reporting Persons (together with the Reporting Persons’ affiliates), would, when aggregated with all other Shares beneficially owned by such Reporting Persons at such time, beneficially own Shares in excess of 9.99% of the number of Shares outstanding (measured after giving effect to the issuance of Shares issuable upon conversion of the notes or exercise of the warrants, as applicable).

CUSIP No.	44052W104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Eric Soderlund

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,794,224*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,794,224*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,794,224*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99%*

14.	TYPE OF REPORTING PERSON

IN, HC

* The number of Shares and the percent of class ownership reported herein includes 2,442,224 Shares and 352,000 Shares issuable upon conversion of certain notes and warrants of the Issuer held by the Reporting Persons.  As further described in Section 6, the notes and warrants held by the Reporting Persons are subject to limitations on the right to convert and exercise, respectively, to the extent that after giving effect to such issuance after conversion or exercise, the Reporting Persons (together with the Reporting Persons’ affiliates), would, when aggregated with all other Shares beneficially owned by such Reporting Persons at such time, beneficially own Shares in excess of 9.99% of the number of Shares outstanding (measured after giving effect to the issuance of Shares issuable upon conversion of the notes or exercise of the warrants, as applicable).

CUSIP No.	44052W104

Item 1.	Security and Issuer.

The name of the issuer is Horizon Global Corporation, a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 47912 Halyard Drive, Suite 100, Plymouth, Michigan 48170. This Schedule 13D relates to the Issuer's common stock, par value $0.01 per share (the "Shares").

Item 2.	Identity and Background.

(a), (f)	This Schedule 13D is being filed jointly by (i) Corre Opportunities Qualified Master Fund, LP, a Cayman Islands exempted limited partnership (the “Fund”); (ii) Corre Partners Advisors, LLC, a Delaware limited liability company (the “General Partner”), which serves as the general partner of the Fund; (iii) Corre Partners Management, LLC, a Delaware limited liability company (the “Investment Adviser”), which has been delegated investment authority over the assets of the Fund by the General Partner; (iv) Mr. John Barrett, who serves as a managing member of the General Partner and the Investment Adviser; and (v) Mr. Eric Soderlund, who serves as a managing member of the General Partner and the Investment Adviser (each, a “Reporting Person” and collectively, the “Reporting Persons”). Mr. Barrett and Mr. Soderlund are citizens of the United States.

(b), (c)

The Fund is principally engaged in the business of investing in securities. The principal business address of the Fund is 12 East 49th Street, 40th Floor, New York, NY 10017.

The General Partner is principally engaged in the business of serving as general partner and/or managing member to private investment vehicles, including the Fund. The principal business address of the General Partner is 12 East 49th Street, 40th Floor, New York, NY 10017.

The Investment Adviser is an investment adviser registered with the Securities and Exchange Commission (the “SEC”) that is principally engaged in the business of providing investment management services to private investment vehicles, including the Fund. The principal business address of the Investment Adviser is 12 East 49th Street, 40th Floor, New York, NY 10017.

Mr. Barrett and Mr. Soderlund are the co-owners and managing members of the General Partner and the Investment Adviser. The business address of each of Mr. Barrett and Mr. Soderlund is 12 East 49th Street, 40th Floor, New York, NY 10017.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the 2,770,493 Shares beneficially owned by the Fund came from the working capital of the Fund, which is the direct owner of the Shares. The funds for the purchase of the 2,794,224 Shares beneficially owned by the other Reporting Persons (which include the 2,770,493 Shares directly owned by the Fund) came from the working capital of the Fund and other private investment vehicles managed by the Investment Adviser, which are the direct owners of such Shares. The net investment costs (including commissions, if any) of the Shares beneficially owned by the Reporting Persons is approximately $17,649,735. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons originally acquired the Shares for investment purposes. The Reporting Persons have had discussions with certain representatives of the Issuer and management of the Issuer. In addition, Mr. Barrett, a co-owner and managing member of the General Partner and the Investment Adviser, accepted an invitation from the Issuer to join the Issuer's Board of Directors (the “Board”) effective April 9, 2021. In connection with Mr. Barrett’s appointment to the Board, the Fund and other private investment vehicles managed by the Investment Adviser were granted restricted stock units pursuant to the Horizon Global Corporation 2020 Equity and Incentive Compensation Plan, and they will be granted additional restricted stock units on an annual basis for so long as Mr. Barrett continues to serve on the Board. The vesting period for the restricted stock units is one year, and at the end of the vesting period payment to the applicable Reporting Persons for the restricted stock units shall be made in the form of Shares.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors, including the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares, other securities or derivative instruments related thereto or selling some or all of their Shares, other securities or derivative instruments, engaging in hedging or similar transactions with respect to the Shares and, alone or with others, may engage in communications with directors and officers of the Issuer, other stockholders of the Issuer or other third parties or may take steps to implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review.   Such discussions and other actions may relate to various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including, but not limited to a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; business combinations involving the Issuer or its subsidiaries, a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; material asset purchases; the formation of joint ventures with the Issuer or its subsidiaries or the entry into other material projects; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the Board (including Board composition) or management of the Issuer; acting as a participant in debt financings of the Issuer or its subsidiaries; changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer; de-listing or de-registration of the Issuer’s securities, or any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer.

	(a) - (d)

As of the date hereof (i) the Fund may be deemed to be the beneficial owner of 2,770,493 Shares, consisting of 2,418,493 Shares and 352,000 Shares issuable upon conversion of certain notes and warrants of the Issuer held by the Fund, constituting 9.91% of the Shares in the aggregate, and (ii) each of the General Partner, the Investment Adviser, Mr. Barrett and Mr. Soderlund may be deemed to be the beneficial owner of 2,794,224 Shares, consisting of 2,442,224 Shares and 352,000 Shares issuable upon conversion of certain notes and warrants of the Issuer held by the Reporting Persons, constituting 9.99% of the Shares in the aggregate, in each case based upon the sum of (i) 27,610,521 Shares outstanding at May 24, 2022, as determined based on reports by the Issuer and (ii) 352,000 Shares issuable upon conversion of certain notes and warrants of the Issuer held by the Reporting Persons.

The Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,770,493 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 2,770,493 Shares.

The General Partner has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,794,224 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 2,794,224 Shares.

The Investment Adviser has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,794,224 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 2,794,224 Shares.

Mr. Barrett has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,794,224 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 2,794,224 Shares.

Mr. Soderlund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,794,224 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 2,794,224 Shares.

During the sixty days prior to the date hereof, the Reporting Persons, either directly or indirectly, effected the following transactions in the Shares:

		Date	Transaction	Price	Shares
		05/13/2022	Purchase	$2.4783	114,500
		05/16/2022	Purchase	$2.3413	5,000
		05/17/2022	Purchase	$2.2723	1,300
		05/18/2022	Purchase	$2.35	2,891
		05/20/2022	Purchase	$2.3499	2,505

	(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Fund and other private investment vehicles managed by the Investment Adviser (the “Corre Note Holders”) held 2.75% Convertible Senior Notes due July 1, 2022 (“Notes”) that were issued on February 1, 2017. The Notes were convertible into 40.04 Shares per $1,000 principal amount of the Notes. The Corre Note Holders collectively held $47,229,000 worth of Notes, which are convertible into 1,891,048 Shares. See Exhibit B for the Indenture and First Supplemental Indenture relating to the Notes. Pursuant to a Limitation on Conversion of Senior Notes Due 2022 of Horizon Global Corporation entered into by each Corre Note Holder as of March 14, 2019, each Corre Note Holder has agreed to limit its right to convert any portion of the Notes to Shares to the extent that after giving effect to such issuance after conversion as set forth in the Indenture, the Corre Note Holder (together with the Corre Note Holder’s affiliates), would, when aggregated with all other Shares beneficially owned by such Corre Note Holder at such time, beneficially own Shares in excess of 9.99% of the number of Shares outstanding (measured after giving effect to the issuance of Shares issuable upon conversion of the Notes).

On February 10, 2022, the Issuer executed a commitment letter with the Investment Adviser (together with the Fund and certain other investment funds for which it acts as investment manager, “Corre”) pursuant to which Corre committed to purchase, solely at the Issuer’s option if necessary, shares of a new series of the Issuer’s preferred stock to be authorized pursuant to the Issuer’s Amended and Restated Certificate of Incorporation (the “New Preferred Stock”) that would result in gross cash proceeds to the Issuer of up to $40,000,000. The proceeds of the sale of any New Preferred Stock would be used by the Issuer to repay a portion of the Notes and for working capital and general corporate purposes. See Exhibit C for Commitment Letter relating to the New Preferred Stock. On June 27, 2022, the Corre Note Holders entered into an agreement with the Issuer to convert a portion of the Notes into 40,000 shares of New Preferred Stock. The remaining $7,229,000 balance of the Notes were paid in full by the Issuer upon their final maturity on July 1, 2022. In addition, 1,000 shares of New Preferred Stock were issued as payment of a commitment fee incurred in connection with the Commitment Letter. The New Preferred Stock (i) accrues dividends in kind at a rate of 11.0% per annum, subject to increase upon the occurrence of certain events, (ii) is perpetual, but subject to voluntary redemption by the Issuer at its option and subject to mandatory redemption upon a change in control or the one-year anniversary of the maturity of the Term Loans and (iii) shall be convertible into Common Stock, at Corre’s option and subject to stockholder approval, if the New Preferred Stock is not redeemed after the repayment of certain amounts owed by the Issuer or after the occurrence of certain events. The description of the New Preferred Stock is qualified in its entirety by the terms and conditions of the Certificate of Designations, Preferences and Rights of Series B Preferred Stock, which is attached as Exhibit D hereto and incorporated by reference.

In addition, the Issuer has also previously issued five-year warrants to the Fund and other private investment vehicles managed by the Investment Adviser (the “Corre Warrant Holders”) to purchase up to 4,212,528 Shares with an exercise price of $1.50 per Share, subject to adjustment as provided in the warrants. The warrants were issued in March 2019 and expire on March 15, 2024. Pursuant to a limitation on the right to exercise the warrants included in the form of warrant agreement, each Corre Warrant Holder has agreed to limit its right to exercise any portion of the warrants to the extent that after giving effect to such issuance after exercise as set forth on the applicable Notice of Exercise, the Corre Warrant Holder (together with the Corre Warrant Holder’s affiliates), would, when aggregated with all other Shares beneficially owned by the Corre Warrant Holder at such time, beneficially own Shares in excess of 9.99% of the number of Shares outstanding (measured after giving effect to the issuance of Shares issuable upon exercise of the warrants) (the “Warrant Exercise Cap”). See Exhibit E for the forms of the warrants described in this paragraph.

The Fund and other private investment vehicles managed by the Investment Adviser (the “Corre RSU Holders”) hold 33,333 restricted stock units granted on May 26, 2022 pursuant to the Horizon Global Corporation 2020 Equity and Incentive Compensation Plan in connection with Mr. Barrett’s appointment as a director of the Issuer. See Exhibit F for the Form of Restricted Stock Units Award Agreement - Board of Directors Grant under the Horizon Global Corporation 2020 Equity and Incentive Stock Plan and Exhibit G for the Horizon Global Corporation 2020 Equity and Incentive Compensation Plan. A grant of restricted stock units will continue to be made to the Corre RSU Holders on an annual basis for so long as Mr. Barrett continues to serve on the Board. The vesting period for the restricted stock units is one year, and at the end of the vesting period payment to the Corre RSU Holders for the restricted stock units shall be made in the form of Shares.

The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer that is not described above and/or incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement

Exhibit B:	Convertible Notes Indenture and First Supplemental Indenture (incorporated by reference to Exhibits 4.1 and 4.2 to the Form 8-K filed with the SEC by the Issuer on February 1, 2017)

Exhibit C:	Commitment Letter relating to the New Preferred Stock dated February 10, 2022

Exhibit D:	Certificate of Designations, Preferences and Rights of Series B Preferred Stock (incorporated by reference to Exhibit 3.1 to the Form 8-K filed with the SEC by the Issuer on June 30, 2022)

Exhibit E:	Forms of Warrants (incorporated by reference to Exhibits 4.1 and 4.2 to the Form 8-K filed with the SEC by the Issuer on March 18, 2019)

Exhibit F:	Form of Restricted Stock Units Award Agreement - Board of Directors Grant under the Horizon Global Corporation 2020 Equity and Incentive Stock Plan (incorporated by reference to Exhibit 10.5 to the Form 10-Q filed with the SEC by the Issuer on August 7, 2020)

Exhibit G:	Horizon Global Corporation 2020 Equity and Incentive Compensation Plan (incorporated by reference to Exhibit 10.4 to the Form 10-Q filed with the SEC by the Issuer on August 7, 2020)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 12, 2022
(Date)

Corre Opportunities Qualified Master Fund, LP* By: Corre Partners Advisors, LLC, its general partner

By: /s/ John Barrett
Name: John Barrett Title: Managing Member
Corre Partners Advisors, LLC*

By: /s/ John Barrett
Name: John Barrett Title: Managing Member
Corre Partners Management, LLC*

By: /s/ John Barrett
Name: John Barrett Title: Managing Member
John Barrett*

/s/ John Barrett

Eric Soderlund*

/s/ Eric Soderlund

* The Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his or its pecuniary interests therein, and this report shall not be deemed an admission that such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D, Amendment 4, dated July 12, 2022, relating to the common stock, par value $0.01 per share, of Horizon Global Corporation shall be filed on behalf of the undersigned.

July 12, 2022
(Date)

Corre Opportunities Qualified Master Fund, LP By: Corre Partners Advisors, LLC, its general partner

By: /s/ John Barrett
Name: John Barrett Title: Managing Member
Corre Partners Advisors, LLC

By: /s/ John Barrett
Name: John Barrett Title: Managing Member
Corre Partners Management, LLC

By: /s/ John Barrett
Name: John Barrett Title: Managing Member
John Barrett

/s/ John Barrett

Eric Soderlund

/s/ Eric Soderlund